SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)

AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

MAKO Surgical Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

560879108

(CUSIP Number)

February 11, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13G/A

CUSIP No. 560879108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MK Investment Co
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 803,395
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 803,395
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12	TYPE OF REPORTING PERSON* CO

(1)	Based on 40,372,846 shares of Common Stock outstanding calculated as follows: (i) 34,047,846 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q dated November 3, 2010 and (ii) 6,325,000 shares of Common Stock issued per the purchase agreement disclosed in the Issuer’s Form 8-K dated November 5, 2010.

SCHEDULE 13G/A

CUSIP No. 560879108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Beramendi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 803,395
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 803,395
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12	TYPE OF REPORTING PERSON* IN

(1)	Based on 40,372,846 shares of Common Stock outstanding calculated as follows: (i) 34,047,846 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q dated November 3, 2010 and (ii) 6,325,000 shares of Common Stock issued per the purchase agreement disclosed in the Issuer’s Form 8-K dated November 5, 2010.

SCHEDULE 13G/A

CUSIP No. 560879108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diego Muñoz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 803,395
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 803,395
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12	TYPE OF REPORTING PERSON* IN

(1)	Based on 40,372,846 shares of Common Stock outstanding calculated as follows: (i) 34,047,846 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q dated November 3, 2010 and (ii) 6,325,000 shares of Common Stock issued per the purchase agreement disclosed in the Issuer’s Form 8-K dated November 5, 2010.

SCHEDULE 13G/A

CUSIP No. 560879108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exxel Capital Partners VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 803,395
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 803,395
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12	TYPE OF REPORTING PERSON* PN

(1)	Based on 40,372,846 shares of Common Stock outstanding calculated as follows: (i) 34,047,846 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q dated November 3, 2010 and (ii) 6,325,000 shares of Common Stock issued per the purchase agreement disclosed in the Issuer’s Form 8-K dated November 5, 2010.

SCHEDULE 13G/A

CUSIP No. 560879108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Exxel Group VI (Cayman Islands), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 803,395
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 803,395
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12	TYPE OF REPORTING PERSON* CO

(1)	Based on 40,372,846 shares of Common Stock outstanding calculated as follows: (i) 34,047,846 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q dated November 3, 2010 and (ii) 6,325,000 shares of Common Stock issued per the purchase agreement disclosed in the Issuer’s Form 8-K dated November 5, 2010.

CUSIP No. 560879108	SCHEDULE 13G/A

PRELIMINARY NOTE: This Amendment No. 1 to Schedule 13G modifies and supplements the Schedule 13G initially filed on February 13, 2009 (the “Statement”), with respect to the shares of Common Stock, par value $0.001 per share, of MAKO Surgical Corp. Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.

Item 1	(a).	Name of Issuer.

MAKO Surgical Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

2555 Davie Road Fort Lauderdale, Florida 33317

Item 2	(a).	Name of Person Filing.

This statement is filed on behalf of MK Investment Co (“MK Investment”), Francisco Beramendi (“Beramendi”), Diego Muñoz (“Muñoz”), Exxel Capital Partners VI, LP (“Exxel Capital”) and The Exxel Group VI (Cayman Islands), Inc. (“Exxel Group” and, collectively with MK Investment, Beramendi, Muñoz and Exxel Capital, the “Reporting Persons” and, individually, a “Reporting Person”). See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Item 2	(b).	Address of Principal Business Office.

The address of each of MK Investment, Beramendi and Muñoz is c/o Del Plata Consulting Services, Zonamerica, Ruta 8, KM 17.5, Montevideo, Uruguay, 91600.

The address of each of Exxel Capital and Exxel Group is c/o Del Plata Consulting Services, Zonamerica, Ruta 8, KM 17.5, Montevideo, Uruguay, 91600.

Item 2	(c).	Citizenship.

Each of MK Investment, Exxel Capital and Exxel Group was organized under the laws of the Cayman Islands.

Each of Beramendi and Muñoz is a citizen of Uruguay.

Item 2	(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number.

560879108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not applicable.

CUSIP No. 560879108	SCHEDULE 13G/A

Item 4.	Ownership.

Reporting Person	Amount Beneficially Owned		Percent of Class(1)
MK Investment	803,395	(2)	2.0%
Beramendi	803,395	(3)	2.0%
Muñoz	803,395	(3)	2.0%
Exxel Capital	803,395	(4)	2.0%
Exxel Group	803,395	(4)	2.0%

	Power to Vote			Power to Dispose
Reporting Person	Sole	Shared		Sole	Shared
MK Investment	0	803,395	(2)	0	803,395	(2)
Beramendi	0	803,395	(3)	0	803,395	(3)
Muñoz	0	803,395	(3)	0	803,395	(3)
Exxel Capital	0	803,395	(4)	0	803,395	(4)
Exxel Group	0	803,395	(4)	0	803,395	(4)

(1)	Calculated on the basis of 40,372,846 shares of Common Stock outstanding calculated as follows: (i) 34,047,846 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q dated November 3, 2010 and (ii) 6,325,000 shares of Common Stock issued per the purchase agreement disclosed in the Issuer’s Form 8-K dated November 5, 2010.
(2)	MK Investment owns of record and has shared power to vote and dispose of 803,395 shares of Common Stock.
(3)	Includes 803,395 shares of Common Stock directly owned by MK Investment. MK Investment is directly controlled by its board of directors, consisting of Beramendi and Muñoz.
(4)	Includes 803,395 shares of Common Stock directly owned by MK Investment. Exxel Capital is indirectly the majority shareholder of MK Investment. The general partner of Exxel Capital is Exxel Group.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 560879108	SCHEDULE 13G/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011	MK INVESTMENT CO

	By:	/s/ Diego Muñoz
Diego Muñoz
Director

/s/ Diego Muñoz
DIEGO MUÑOZ

/s/ Francisco Beramendi
FRANCISCO BERAMENDI

EXXEL CAPITAL PARTNERS VI, LP

The Exxel Group VI (Cayman Islands), Inc.

	By:	General Partner

	By:	/s/ Jorge Osorio
Jorge Osorio
Director

THE EXXEL GROUP VI (CAYMAN ISLANDS), INC.

	By:	/s/ Jorge Osorio
Jorge Osorio
Director

CUSIP No. 560879108	SCHEDULE 13G/A

EXHIBIT A

AGREEMENT TO FILE JOINT SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of MAKO Surgical Corp. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

February 11, 2011	MK INVESTMENT CO

	By:	/s/ Diego Muñoz
Diego Muñoz
Director

/s/ Diego Muñoz
DIEGO MUÑOZ

/s/ Francisco Beramendi
FRANCISCO BERAMENDI

EXXEL CAPITAL PARTNERS VI, LP

The Exxel Group VI (Cayman Islands), Inc.

	By:	General Partner

	By:	/s/ Jorge Osorio
Jorge Osorio
Director

THE EXXEL GROUP VI (CAYMAN ISLANDS), INC.

	By:	/s/ Jorge Osorio
Jorge Osorio
Director